UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission file number: 001-38428

PolyPid Ltd.

(Translation of registrant’s name into English)

18 Hasivim Street

Petach Tikva 495376, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F          ☐ Form 40-F

CONTENTS

Appointment of New Director

On February 12, 2025, PolyPid Ltd. (the “Company”) announced the appointment of Yitzchak Jacobovitz to its Board of Directors (the “Board”), effective February 10, 2025.

Mr. Jacobovitz, age 49, currently is a partner at AIGH Capital Management, a position he has held since 2014. He has served as a director at the board of directors of Myomo, Inc. (NYSE American: MYO) since January 2023. Prior to his current positions, Mr. Jacobovitz was a managing director at Capstone, a policy research firm, and an analyst at Leap Tide Capital, a special situations hedge fund. Mr. Jacobovitz earned his Masters in Business Administration from Johns Hopkins University and is a Chartered Financial Analyst.

The Board concluded that Mr. Jacobovitz is qualified to serve as a Director and is independent under the rules of the Nasdaq Stock Market. Mr. Jacobovitz has agreed not to receive compensation for his service as a Director. The Company expects to enter into its standard indemnification agreement with Mr. Jacobovitz, on substantially the same terms as the indemnification agreements previously entered into between the Company and each of its directors and executive officers. Mr. Jacobovitz is not a party to any transactions that are disclosable under Item 7.B of Form 20-F.

Issuance of Press Release

Attached hereto and incorporated herein is the Company’s press release issued on February 12, 2025, titled “PolyPid Provides Corporate Update and Reports Fourth Quarter 2024 Financial Results.”

The bullet points under the section titled “Recent Corporate Highlights,” the sections titled “Financial results for three months ended December 31, 2024”, “Financial results for the full year ended December 31, 2024”, “Balance Sheet Highlights,” and “Forward-looking Statements” and the financial statements in the press release are incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-276826, File No. 333-280658 and File No. 333-281863) and Form S-8 (File No. 333-239517, File No. 333-271060, File No. 333-277703 and File No. 333-280662) filed with the Securities and Exchange Commission to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press Release issued by PolyPid Ltd. on February 12, 2025, titled “PolyPid Provides Corporate Update and Reports Fourth Quarter 2024 Financial Results.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLYPID LTD.

Date: February 12, 2025	By:	/s/ Dikla Czaczkes Akselbrad
		Name:	Dikla Czaczkes Akselbrad
		Title:	Chief Executive Officer

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